Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

GRANT OF SHARE AWARDS

On December 15, 2023, the Company granted an aggregate of 2,848,692 share awards in the form of RSUs (the “Share Awards”) (representing the same number of Class A Ordinary Shares) to two independent non-executive Directors (the “Director Grants”) and 43 employees pursuant to the Post-IPO Share Scheme (the “Employee Grants”, together with the Director Grants, the “Grants”).

The Grants are subject to the terms and conditions of the Post-IPO Share Scheme and the award agreements entered into between the Company and each of the Grantees. The principal terms of the Post-IPO Share Scheme were set out in the section headed “Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme” in Appendix IV to the listing document of the Company dated December 16, 2022.

The Share Awards will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Post-IPO Share Scheme.

Details of the Grants are as follows:

Date of the Grants	December 15, 2023

Number of Grantees	45, including (i) in relation to the Director Grants, two independent non-executive Directors, namely Ms. Shangyu Gao (“Ms. Gao”) and Mr. Yan Li (“Mr. Li”); and (ii) in relation to the Employee Grants, 43 employees

Number of Share Awards granted	2,848,692 Class A Ordinary Shares

Issue price of Share Awards granted per Share Award	Nil

Closing price of the Class A Ordinary Shares on the Date of the Grants	HK$57.85 per Share

Vesting Periods of the Share Awards

For the Director Grants, the Share Awards shall vest in equal portions on the date of the Director Grants and the first anniversary of the date of the Director Grants, respectively, subject to Ms. Gao and Mr. Li’s continued directorship with the Company on such vesting dates. The vesting periods for part of the Share Awards to be granted to Ms. Gao and Mr. Li are shorter than 12 months because the Share Awards granted under the Director Grants have a mixed vesting schedule, such that the relevant Share Awards vest evenly over a period of one year, which is pursuant to the terms of the Post-IPO Share Scheme and Rule 17.03F of the Listing Rules.

For the Employee Grants, (i) approximately 94.49% of the Share Awards under the Employee Grants shall vest in equal portions on each of the first, second, third and fourth anniversary of the date of the Employee Grants, respectively, subject to the Grantee’s continued employment relationship with the Company on such vesting dates; (ii) approximately 4.74% of the Share Awards under the Employee Grants may have vesting period shorter than 12 months subject to the fulfillment of the relevant performance target, pursuant to the terms of the Post-IPO Share Scheme and Rule 17.03F of the Listing Rules; and (iii) approximately 0.77% of the Share Awards under the Employee Grants shall vest in equal portions on the date of the Employee Grants and the first anniversary of the date of the Employee Grants, respectively, subject to the Grantee’s continued employment relationship with the Company on such vesting dates. The vesting period of the Share Awards aforementioned in (iii) are shorter than 12 months because the Share Awards have a mixed vesting schedule, such that the relevant Share Awards vest evenly over a period of one year, which is pursuant to the terms of the Post-IPO Share Scheme and Rule 17.03F of the Listing Rules.

Performance Target

A portion of the Share Awards representing approximately 4.74% of the Share Awards under the Employee Grants shall be vested subject to a performance target relating to achievement of a technological development milestone. The vesting of the remaining portion of the Share Awards under the Grants is not subject to any performance target.

In respect of the Director Grants, as the relevant Share Awards (i) form part of the compensation stipulated in the respective director agreements of Ms. Gao and Mr. Li entered into with the Company, and (ii) are subject to clawback mechanism as detailed below, the Compensation Committee is of the view that it is not necessary to set any performance target for the Director Grants. This arrangement aligns with the purpose of the Post-IPO Share Scheme to incentivize, retain, reward, compensate and/or providing benefits to the services of valuable employees or directors and encourage such persons to contribute to the long-term growth and profitability of the Group, and is consistent with the grants of Share Award to other Directors, which will also not be subject to any performance target.

Clawback mechanism

The Share Awards are subject to clawback in the event that:

•	the Grantee ceases to be a selected participant by reason of the termination of employment or contractual engagement with the Group or Related Entity for cause or without notice or with payment in lieu of notice;

•	the Grantee has been convicted of a criminal offence involving his/her integrity or honesty; or

•	in the reasonable opinion of the scheme administrator, the Grantee has engaged in serious misconduct or breaches the terms of the Post-IPO Share Scheme in any material respect.

Listing Rules Implications

Under the Director Grants, all the Share Awards were granted to the following independent non-executive Directors, each being a connected person of the Company, details of which are as follows:

Name of Grantee	Position	Number of Share Awards granted

Ms. Gao	Independent non-executive Director	8,424

Mr. Li	Independent non-executive Director	8,424

Pursuant to Rule 17.04(1) of the Listing Rules, the grant of Share Awards to Ms. Gao and Mr. Li had been approved by the independent non-executive Directors (other than Ms. Gao and Mr. Li on their respective Director Grants to themselves). The Director Grants would not result in the shares issued and to be issued in respect of all options and awards granted to either Ms. Gao or Mr. Li under the Director Grants in the 12-month period up to and including the date of such grant representing in aggregate to exceed 0.1% limit for the purpose of Rule 17.04(3) of the Listing Rules.

The grantees under the Employee Grants are employees of the Group and do not fall under any of the following categories: (a) a Director, chief executive, or substantial shareholder of the Company, or an associate of any of them; (b) a participant with share options and awards granted and to be granted in the 12-month period up to and including the date of such grant in aggregate to exceed 1% individual limit for the purpose of Rule 17.03D of the Listing Rules; or (c) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue.

Reason for and benefits of the Grants

The reasons for the grants of Share Awards are to reward continued efforts for the success of the Company and provide incentives for the Grantees to exert maximum efforts, and to provide a means by which more employees may be given an opportunity to benefit from increases in value of the Shares through the granting of the Share Awards. Such Grants will encourage them to work towards enhancing the value of the Company and the Shares for the benefits of the Company and the Shareholders as a whole. In addition, the Director Grants form part of the compensation stipulated in the respective director agreements of Ms. Gao and Mr. Li entered with the Company.

Class A Ordinary Shares available for future grant under the Post-IPO Share Scheme

As at the date of this announcement and following the Grants, the number of Class A Ordinary Shares available for future grant under the scheme mandate limit of the Post-IPO Share Scheme is 60,441,502.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Articles of Association”	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders on December 14, 2022, which took effect upon the listing of the Company’s Class A Ordinary Share on the Main Board of The Stock Exchange of Hong Kong Limited

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	KANZHUN LIMITED (看準科技有限公司), a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“Director(s)”	the director(s) of the Company

“Grantee(s)”	the employee(s) of the Group who were granted Share Awards in accordance with the Post-IPO Share Scheme on the Date of the Grants

“Group”	the Company, its subsidiaries and its consolidated affiliated entities

“Holding Company”	a company of which the Company is a subsidiary

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Post-IPO Share Scheme”	the share incentive plan conditionally approved and adopted on December 14, 2022, which took effect upon the listing of the Company’s Class A Ordinary Share on the Main Board of The Stock Exchange of Hong Kong Limited

“Related Entity”	(i) a Holding Company; (ii) subsidiaries of the Holding Company other than members of the Group; or (iii) any company which is an associate of the Company

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share units

“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the shareholders of the Company

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, December 15, 2023

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Shangyu Gao as the independent non-executive directors.